UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

QUEST GROUP INTERNAIONAL, INC.

Nevada (State or other jurisdiction of incorporation)	0-26694 (Commission file number)	87-0681500 (IRS employer identification no.)

967 W. Center, Orem, Utah 84057
(Address of principal executive offices)

(801) 765-1301
(Issuer’s Telephone Number)

Approximate Date of Mailing: June 1, 2007

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of June 1, 2007 of the outstanding shares of common stock, par value $0.001 (the "Common Stock") of Quest Group, International, Inc., a Nevada corporation (the "Company"), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's stockholders.) Accordingly, a change in a majority of the Company's directors will not occur until at least 10 days following the mailing of this Information Statement. Mathew Evans, a current director of the Company, has submitted his resignation, which resignation will become effective 10 days subsequent to the date of this Information Statement (June 1, 2007).

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently issued and outstanding and entitled to vote at a meeting of the Company's stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of the date hereof, the Company had 106,000,000 shares of Common Stock issued and outstanding.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
BENEFICIAL OWNERS

Except as otherwise noted, the following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 1, 2007, for: (i) each person who is known by us to beneficially own more than five percent of the our common stock, (ii) each of our directors, (iii) our Named Executive Officer, and (iv) all directors and executive officers as a group. As of June 1, 2007, we had 106,000,000 shares of common stock outstanding.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned	Percentage of Total	Position
Dr. Harin Padma-Nathan(2)	2,000,000	1.9%	Director, CEO and President
Kurt Brendlinger (3)	4,583,333	4.3%	Director and CFO
Sharyar Baradaran(2)(4)	500,000	0.5%	Director and Secretary
Mathew Evans (2)(5)	1,000	*	Director
Dr. Parkash Gill(6)	24,000,000	22.7%	Director
Executive Officers and Directors as a Group (five persons)	31,084,333	29.3%
Hunter World Markets, Inc. Penthouse Suite 9300 Wilshire Boulevard Beverly Hills, California 90212	15,000,000	14.2%
Santa Monica Capital Partners II, LLC (3) 11845 W. Olympic Boulevard, # 1125W Los Angeles, CA 90064	13,750,000	13.0%

* Less than 1%.
______________

(1)	Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as our address.
(2)
Ten days after the date this Form 14f-1 is mailed to stockholders and filed with the Securities and Exchange Commission (the “Effective Date”), Mr. Evans’ resignation as a director and Dr. Padma-Nathan, Mr. Baradaran and Dr. Gill‘s appointments as directors of the Company will become effective.

(3)
These shares are owned by Santa Monica Capital Partners II, LLC. Mr. Brendlinger owns a one-third membership interest through E’s Holdings, Inc., a California corporation. Mr. Brendlinger disclaims beneficial ownership of the shares owned by Santa Monica Capital Partners II, LLC in excess of his percentage ownership of Santa Monica Capital Partners II, LLC.

(4)	These shares are owned by the Baradaran Revocable Trust. Mr. Sharyar Baradaran is deemed to beneficially own these shares because he has investment and voting power over the shares.
(5)	These shares are owned by Mr. Evan’s spouse.
(6)
Dr. Gill directly owns 20,000,000 shares. The remaining 4,000,000 shares are held by Dr. Gill as a custodian for his two minor children. Dr. Gill may be considered the control person of the shares held by his two children.

Changes in Control

On or about April 27, 2007, the Company entered into subscription agreements with nine accredited investors who are identified below. Under the terms of the subscription agreements the subscribers purchased 63,000,000 shares of the Company’s common stock for $63,000, or $.001 per share (the “First Funding”).

Immediately following the First Funding, the Company had outstanding 73,259,000 shares of common stock. The names, number of shares purchased, purchase price, and percentage of voting securities held by each of the purchasers is as follows:

	Number of Shares Purchased -Purchase Price	Percentage of Voting Securities Held
Dr. Parkash Gill	20,000,000 - $20,000	27.3%

Parkash Gill, Custodian for Noorean Gill	2,000,000 - $2,000	2.7%

Parkash Gill, Custodian for Dhillon Gill	2,000,000 - $2,000	2.7%

Roshantha A. Chandraratna	5,000,000 - $5,000	6.8%

Hunter World Markets, Inc.	15,000,000 - $15,000	20.5%

Santa Monica Capital Partners II, LLC	13,750,000 - $13,750	18.8%

Marc Ezralow	3,000,000 - $3,000	4.1%

Harin Padma-Nathan	2,000,000 - $2,000	2.7%

David Ficksman	250,000 - $250	0.3%

Total	63,000,000 - $63,000	85.9%

In connection with the First Funding, the Company appointed Kurt Brendlinger as an additional member of the Board of Directors (the “Board”) for a term expiring at the next annual meeting of stockholders.

On or about May 16, 2007, the Company raised approximately $20,000,000 from a small group of accredited investors (the “Second Funding”). None of these investors owned more than five percent (5%) of the outstanding securities of the Company immediately after the Second Funding. In the Second Funding common stock was sold at a price of $.50 per share. In connection with the Second Funding, stockholders of the Company who had acquired common stock prior to the First Funding canceled an aggregate of 7,759,000 shares of common stock in consideration for $750,000.

We are not aware of any arrangements which may, at a subsequent date, result in a change in control of our company.

Securities Authorized for Issuance Under Equity Compensation Plans

We have no securities authorized for issuance under equity compensation plans.

DIRECTORS AND EXECUTIVE OFFICERS

On the Effective Date, the resignation of Mr. Evans as a director of the Company and the appointment of Dr. Padma-Nathan, Mr. Baradaran and Dr. Gill directors of the Company will become effective. On May 31, 2007, Mr. Evans resigned as an officer of the Company and Harin Padma-Nathan was appointed as the Chief Executive Officer, Kurt Brendlinger was appointed as the Chief Financial Officer, and Sharyar Baradaran was appointed as the Secretary. Set forth below is certain information concerning our directors and executive officers as of the Effective Date.

Name	Age	Position	With the Company Since
Dr. Harin Padma-Nathan	50	Director and CEO	2007
Kurt Brendlinger	45	Director and CFO	2007
Sharyar Baradaran	39	Director and Secretary	2007
Dr. Parkash Gill	56	Director	2007
_______________

Dr. Harin Padma-Nathan has been a Professor of Clinical Urology at the Keck School of Medicine of the University of Southern California, Medical Director of The Male Clinic (a clinical research center) and Chief Scientific Officer at Insyght Interactive. Since 2003 Dr. Padma-Nathan has been a scientific officer at a medical communications company, Insyght. Dr. Padma-Nathan has also been involved in numerous clinical research studies, including erectile dysfunction (Principal Investigator for Viagra as well as other compounds listed in CV), Hypertension, BPH, Incontinence, Coronary Artery Disease, Female sexual Dysfunction, and Prostate Cancer. His publications include two in New England Journal of Medicine

Kurt Brendlinger has been the Managing Director of Aaron Fleck & Associates, LLC, a registered investment advisor where he is responsible for deal sourcing, capital raising, venture capital and private equity investments and asset management, since July 2004. From January 2002 to June 2004, Mr. Brendlinger was Chief Executive Officer and President of Rainmakers, Inc., an internet marketing services company for the entertainment industry and currently serves as its Chief Executive Officer. Since June 2005, Mr. Brendlinger has been the Chief Financial Officer and a director of Santa Monica Media Corporation (AMEX.MEJ), a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset or stock acquisition or other similar business combination with an operating business in the communications, media, gaming and/or entertainment industries. Since October 2006, Mr. Brendlinger has been the Secretary and a director of Pro Elite, Inc. (PETE.PK), a company that conducts a mixed martial arts business both live and on line.

Dr. Parkash Gill has been a Professor of Medicine (Hematology, Oncology and Pathology) at the University of Southern California Keck School of Medicine since July 1999, where he holds an endowed chair in Cancer Therapeutics since July 2005.  He has been scientific advisor to Vasgene since 2002, and chairman of the scientific advisory board of Mesothelioma Research Foundation since its inception in 2001. He is an author of nearly 200 research publications in oncology.  Dr. Gill is an internationally recognized authority in cancer and vascular biology, identification and development of therapeutics with application in cancer, diabetic retinopathy and macular degeneration.  He has played a pivotal role in the development of three marketed drugs including Taxol® Paxene® and DaunoXome® and served on the FDA Advisory Committees.  Dr Gill has also demonstrated entrepreneur translation of his research into viable companies, most recently Vasgene Therapeutics.

Sharyar Baradaran has served as Chief Executive Officer and chairman of BaradaranVentures, a privately held investment fund located in Los Angeles, California since January 2001. Since November 2003, Mr. Baradaran has served on the board of directors of InnerWorkings Inc., a leading provider of print and related procurement services. Mr. Baradaran has served on the board of directors of Rainmakers, Inc., an Internet marketing services company for the entertainment industry from November 2002 until the present, on the board of directors of MOTA Inc., an Internet-based, used-vehicle remarketing solution for institutional sellers' off-lease vehicle portfolios from September 2005 until the present, and on the board of directors of ISENSIX, Inc, a provider of hospital-safe remote proprietary wireless and web based systems, from August, 2006 to the present. Mr. Baradaran has been engaged as a consultant and on the advisory board of Echo Global Logistics Inc., a transportation management firm providing superior cost savings technology and services for companies ranging from small enterprises to the Fortune 100, from August 2005 until the present. From June 2002 until December 2004, Mr. Baradaran served on the advisory board of ISENSIX Inc., a propriety wireless and web-based system providing safety/quality management solutions for vital systems in hospital, blood bank, and clinical laboratories. Mr. Baradaran also served on the advisory board of KIYON Inc., a provider of autonomic mesh networking products, technology and services for wireless and wired markets, from December 2003 until September 2005.

Our executive officers are elected by the Board on an annual basis and serve at the discretion of the Board.

There are no family relationships among our directors, executive officers or persons nominated or chosen to become directors or executive officers.

Our policy is to encourage, but not require, members of the Board to attend annual stockholder meetings. We did not have an annual stockholder meeting during the prior year.

Our Board does not have a standing, audit, nominating or compensation committee. Given our size, it is not practicable to staff these committees, recruit independent directors to serve on our Board and such committees, or to have a financial expert serving on an audit committee. The Board, which includes each member of the Board who is then serving, participates in the consideration of director nominees. The Board is in the process of formulating a policy with regard to the consideration of director candidates recommended by security holders and the minimum qualifications of such candidates. It anticipates having such a policy in place before our next annual stockholders meeting. The members of the Board are also officers of the Company and are not considered “independent” as defined by Rule 4200(a) of the NASD’s Marketplace Rules.

The Board met on twelve occasions during the fiscal year ended September 30, 2006. It also acted by written consents of the Board during this period.

Security Holder Communication

Stockholders who would like to send communications to the Board may do so by submitting such communications to them at contactus@questgrp.net. The Board’s current policy is to disseminate emails received at this email address to all members of the Board. In the event that the number of emails (including spam) received at such email address becomes unmanageable, then the Board may change its policy and/or procedure with respect to security holder communication. The Board suggests, but does not require, that such submissions include the name and contact information of the security holder making the submission.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, and the regulations of the Securities and Exchange Commission promulgated there under, require our directors, executive officers and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission, and provide us with copies of such reports. Based solely on a review of the copies of the reports furnished to us, or written representations that no reports were required to be filed, we believe that during the fiscal year ended September 30, 2006 all Section 16(a) filing requirements applicable to our directors, officers, and greater than 10% beneficial owners were complied with.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

LEGAL PROCEEDINGS

There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's common stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

EXECUTIVE COMPENSATION

The table below sets forth certain information concerning compensation we paid to our president (chief executive officer) and all other executive officers with annual compensation in excess of $100,000, determined for the year ended September 30, 2006 (the “Named Executive Officers”).

Summary Compensation Table. The following table provides certain information regarding compensation paid to the Named Executive Officers.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Awards		Payouts
Name and Principal Position(1)	Year	Salary ($)	Bonus ($)	Other Annual Compensation($)	Restricted Stock Awards ($)	Stock Options/ SAR(#)	LTIP Payouts($)	All Other Compensation ($)
Craig Davis,	2004	96,000	---	---	---	---	---	---
President and Director	2005	96,000	---	---	---	---	---	---
	2006	96,000	---	---	---	---	---	---
(1) Does not include Mr. Mathew Evans who was appointed as the sole officer and director of the Company after the end of the last fiscal year as further described below. Mr. Evans subsequently resigned his position as an officer of the Company.
_______________

Compensation of Directors

We paid no cash fees or other consideration to our directors for service as directors during the last three fiscal years. We have made no agreements regarding future compensation of directors. All directors are entitled to reimbursement for reasonable expenses incurred in the performance of their duties as members of the Board.

Employment Agreement

We terminated all employment and consulting agreements with Craig Davis and Mathew Evans, his successor, in connection with their resignations.

Indemnification for Securities Act Liabilities

Nevada law authorizes, and our Bylaws and Certificate of Incorporation provide for, indemnification of our directors and officers against claims, liabilities, amounts paid in settlement and expenses in a variety of circumstances. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on our compensation committee (or in a like capacity) or on the compensation committees of any other entity.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In September 2001, the Company entered into a Revolving Loan and Security Agreement (the “Bateman Revolving Loan”) with Bateman Dynasty, LC, a Utah limited liability company (“Bateman”) and a stockholder of the Company. Under the terms of the agreement, Bateman lent the Company approximately $50,000. This amount was subsequently repaid with interest at the rate of ten percent per annum. As additional consideration to lend the funds, Bateman (i) is entitled to quarterly payments equal to two percent of net sales in perpetuity during periods where the Company has pre-tax income in excess of $20,000 and the Company is not indebted under the McKinley Revolving Loans and (ii) is entitled to payments in perpetuity equal to (a) $5,000 per month which payment is due only when monthly net sales exceeds $100,000, (b) $10,000 per month in any month in which net sales exceed $200,000, and (c) $20,000 per month in any month in which net sales exceed $1,000,000. The effect of this arrangement will be to increase our costs in perpetuity by the stated amounts. The Company entered into this type of arrangement because, at the time, these were the best terms that it was able to negotiate for such capital. When monthly net sales are less than $100,000, the $5,000 minimum payment accrues and is indicated on the balance sheet as “Related party fee payment payable”. During the fiscal year ended September 30, 2006, the Company paid $75,000 to Bateman under this arrangement. This arrangement has been or shortly will be terminated.

On or about April 6, 2005, the Company received $100,000 in funding under the terms of an unsecured promissory note. The funds were lent to the Company by a single accredited lender, Dassity, Inc. Ms. Brenda Hall, a former director of the Company, is the president and an owner of Dassity, Inc. This loan bears interest at the rate of four percent per annum and the note was payable on demand at any time after the twelve month anniversary date of the note. The note and accrued interest were repaid in full on April 5, 2006.

AVAILABLE INFORMATION

Please read all the sections of the Information Statement carefully. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information filed by the Company with the SEC may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of these materials may be obtained from the SEC's website at http://www.sec.gov.

SIGNATURES

In accordance with Section 13 of the Exchange Act, the Company caused this report to be signed on its behalf by the undersigned who is authorized to do so.

QUEST GROUP INTERNATIONAL, INC.

Date: June 1, 2007	By:	/s/ Dr. Harin Padma-Nathan
Dr. Harin Padma-Nathan,
Chief Executive Officer